Exhibit 99.1

DHT Holdings, Inc. Fourth Quarter 2017 Results

HAMILTON, BERMUDA, February 6, 2018 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

USD mill. (except per share)	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	2017	2016
Adjusted Net Revenue[1]	56.6	54.8	59.6	70.7	67.0	241.8	290.7
Adjusted EBITDA	33.5	31.4	36.7	50.6	46.7	152.1	209.4
Net Income/(Loss)	(7.5)[2]	(5.1)	4.8	14.3[2]	17.8	6.6[2]	9.3[2]
EPS – basic	(0.05)	(0.04)	0.04	0.15	0.19	0.05	0.10
EPS – diluted[3]	(0.05)	(0.04)	0.04	0.15	0.18	0.05	0.10
Interest Bearing Debt	786.2	826.0	841.1	674.6	701.5	786.2	701.5
Cash	77.3	86.5	104.0	72.2	109.3[4]	77.3	109.3[4]
Dividend[5]	0.02	0.02	0.02	0.08	0.08	0.14	0.58
Spot Exposure[6]	73.6%	67.9%	63.5%	58.1%	57.3%	66.4%	57.8%
Unscheduled off hire[6]	0.1%	0.3%	0.2%	0.2%	5.5%	0.2%	1.8%
Scheduled off hire[6]	0.3%	2.7%	2.8%	2.4%	0.9%	2.0%	1.7%

HIGHLIGHTS:

●
Adjusted EBITDA for the quarter of $33.5 million. Net loss for the quarter of $7.5 million or loss of $0.05 per basic share. After adjusting for a non-cash impairment charge of $1.1 million and a net loss of $3.3 million related to the sale of DHT Eagle and DHT Utah, the Company had a net loss for the quarter of $3.2 million or loss of $0.02 per basic share.

●
Adjusted EBITDA for full year 2017 of $152.1 million. Net income for the year of $6.6 million or $0.05 per basic share. After adjusting for a non-cash impairment charge of $8.5 million and a net loss of $3.5 million related to the sale of vessels, the Company had net income for the year of $18.7 million or $0.15 per basic share.

●
The Company’s VLCCs achieved time charter equivalent earnings of $23,200 per day in the fourth quarter of 2017 of which the Company’s VLCCs on time-charter earned $35,800 per day and the Company’s VLCCs operating in the spot market achieved $19,600 per day. For the twelve months of 2017 the Company’s VLCCs achieved time charter equivalent earnings of $27,500 per day of which the Company’s VLCCs on time-charter earned $36,800 per day and the Company’s VLCCs operating in the spot market achieved $23,800 per day.

●	So far in the first quarter of 2018, 60% of the available VLCC spot days have been booked at an average rate of $20,000 per day.

●
For the fourth quarter of 2017, the Company will return $2.8 million to shareholders in the form of a cash dividend of $0.02 per share, payable on February 28, 2018 for shareholders of record as of February 20, 2018.

●
In November 2017, we agreed to the sale of our three oldest VLCCs; DHT Utah and DHT Utik, both built 2001 and DHT Eagle built 2002 to one buyer for a total price of $66.5 million. The DHT Utah and DHT Eagle were delivered to the buyer during the fourth quarter 2017 and the DHT Utik was delivered to the buyer in January 2018.  Subsequent to the sale of the three vessels, the average age of the VLCC fleet is 6.3 years.

●
During the fourth quarter of 2017 the Company entered into a one year time-charter for the DHT Lotus and the DHT Edelweiss. Both time charters have base rates at levels in line with DHT’s cash break even levels plus profit sharing structures. The two contracts take DHT’s number of VLCCs on time charters for 2018 to six.

●
DHT has a fleet of 27 VLCCs, 23 in the water and four under construction scheduled for delivery in 2018, as well as two Aframaxes. The total dwt of the fleet is 8,590,740.  Five of the VLCCs and one of the Aframaxes are on time charters. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

Footnotes:
1Shipping Revenues net of voyage expenses.
2Q4 2017 includes a non-cash impairment charge of $1.1 million and a net loss of $3.3 million related to the sale of DHT Eagle and DHT Utah. Q1 2017 includes a non-cash impairment charge of $7.5 million related to the sale of DHT Ann and DHT Phoenix. 2017 includes  impairment charges of $8.5 million and net loss of $3.5 million related to sale of vessels. 2016 includes total impairment charges of $84.7 million.
3Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
4The cash balance as of December 31, 2016 includes $48.7 million relating to the financing for DHT Tiger which was drawn in 2016 in advance of the delivery of the DHT Tiger on January 16, 2017.
5Per common share.
6As % of total operating days in period.

FOURTH QUARTER 2017 FINANCIALS

Shipping revenues for the fourth quarter of 2017 of $92.2 million compared to shipping revenues of $84.9 million in the fourth quarter of 2016. The change from the 2016 period to the 2017 period was due an increase in the fleet partly offset by lower tanker rates.

Voyage expenses for the fourth quarter of 2017 were $35.6 million, compared to voyage expenses of $17.9 million in the fourth quarter of 2016. The increase was mainly due to more vessels in the spot market in the 2017 period.

Vessel operating expenses for the fourth quarter of 2017 were $21.5 million, compared to $16.0 million in the fourth quarter of 2016. The increase was due to an increase in the fleet.

Depreciation and amortization was $26.4 million for the fourth quarter of 2017, compared to $21.1 million in the fourth quarter of 2016. The increase was due to an increase in the fleet.

In the fourth quarter of 2017 we recorded a non-cash impairment charge of $1.1 million, mainly related to the sale of DHT Utik which was delivered in January 2018.

In connection with the sale of DHT Eagle and DHT Utah we booked a net loss of $3.3 million in the fourth quarter of 2017.

General & administrative expense (“G&A”) for the fourth quarter of 2017 was $1.7 million, consisting of $0.8 million cash and $0.9 million non-cash charges, compared to $4.3 million in the fourth quarter of 2016, consisting of $2.9 million cash and $1.4 million non-cash charges. The fourth quarter 2017 cash G&A includes a reversal of accrued expense totaling about $2.4 million. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the fourth quarter of 2017 were $10.3 million compared to $7.7 million in the fourth quarter of 2016. The increase is mainly due to increased borrowings in connection with an increase in the fleet.

The Company had net loss in the fourth quarter of 2017 of $7.5 million, or loss of $0.05 per basic share and $0.05 per diluted share, compared to net income in the fourth quarter of 2016 of $17.8 million, or $0.19 per basic share and $0.18 per diluted share.

Net cash provided by operating activities for the fourth quarter of 2017 was $7.4 million compared to $28.9 million for the fourth quarter of 2016. The decrease is mainly due to net loss of $7.5 million in the fourth quarter 2017 compared to net income of $17.8 million in the fourth quarter 2016 and an increase in working capital of $18.0 million in the fourth quarter of 2017 compared to an increase in working capital of $11.9 million in the fourth quarter of 2016. The $13.1 million increase in accounts receivables and $2.8 million increase in bunkers, lube oils and consumables from September 30, 2017 to December 31, 2017 were due to timing at the end of 2017.

Net cash provided by investing activities was $28.1 million in the fourth quarter of 2017 comprising $44.7 million related to sale of vessels offset by $17.3 million related to investment in vessels under construction. Net cash used in investing activities was $3.4 million in the fourth quarter of 2016 of which $1.6 million related to capital expenditures for vessels undergoing special survey and drydocking and $1.9 million related to investment in vessels under construction.

Net cash used in financing activities for the fourth quarter of 2017 was $44.8 million comprising $2.8 million related to cash dividend paid and $41.7 million related to repayment of long term debt. Net cash provided by financing activities for the fourth quarter of 2016 was $12.3 million comprising $48.5 million provided by the issuance of long term debt offset by $1.9 million related to cash dividend paid, $21.3 million related to purchase of convertible bonds and $13.0 million in repayment of long term debt.

As of December 31, 2017, our cash balance was $77.3 million, compared to $109.3 million as of December 31, 2016.

We declared a cash dividend of $0.02 per common share for the fourth quarter of 2017 payable on February 28, 2018 for shareholders of record as of February 20, 2018.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the fourth quarter of 2017, we are in compliance with our financial covenants.

As of December 31, 2017, we had 142,417,407 shares of our common stock outstanding compared to 93,433,804 as of December 31, 2016.

2017 FINANCIALS

We reported shipping revenues for 2017 of $355.1 million compared to $356.0 million in 2016. The change from the 2016 period to the 2017 period was due to lower tanker rates partly offset by an increase in the fleet.

Voyage expenses for 2017 were $113.3 million compared to voyage expenses of $65.4 million in 2016.  The increase was mainly due to more vessels in the spot market in the 2017 period.

Vessel operating expenses for 2017 were $72.4 million, compared to $61.9 million in 2016. The increase is mainly due to an increase in the fleet.

Depreciation and amortization was $96.8 million in 2017, compared to $84.3 million in 2016. The increase was due to an increase in the fleet.

2017 includes non-cash impairment charges of $8.5 million and loss of $3.5 million related to the sale of vessels. Due to the decline in values for second hand tankers we adjusted the carrying value of our fleet in the 2016 period through non-cash impairment charges totaling $84.7 million.

G&A for 2017 was $17.2 million, consisting of $12.4 million cash and $4.8 million non-cash, compared to $19.4 million, consisting of $12.5 million cash and $6.9 million non-cash for 2016. Cash G&A for 2017 includes $1.9 million in advisory fees related to the Frontline proposal to acquire all outstanding shares in DHT.

Net financial expenses for 2017 were $36.6 million, compared to $31.2 million in 2016. The increase is mainly due to increased borrowings in connection with an increase in the fleet.

Inclusive of non-cash impairment charges of $8.5 million and losses of $3.5 million related to sale of vessels, the Company had net income for 2017 of $6.6 million, or $0.05 per basic share and $0.05 per diluted share. Inclusive of non-cash impairment charges of $84.7 million the Company had net income for 2016 of $9.3 million, or $0.10 per basic share and $0.10 per diluted share. The difference between the two periods reflects lower freight rates and the impairment charges partly offset by a larger fleet.

Net cash provided by operating activities for 2017 was $101.8 million compared to $194.0 million for 2016.  The decrease is mainly due to lower net income (after adjusting the 2017 and 2016 impairment charges) and an increase in working capital of $22.0 million in the 2017 period compared to a decrease of working capital of $4.6 million in the 2016 period.

Net cash used in investing activities for 2017 was $441.4 million comprising $390.6 million related to investment in vessels and $162.5 million related to investment in vessels under construction offset by $111.4 million related to the sale of DHT Ann, DHT Phoenix, DHT Chris, DHT Eagle and DHT Utah. Net cash used in investing activities for 2016 was $213.0 million of which $13.3 million related to capital expenditures for vessels undergoing special survey and drydocking, $222.1 million related to investment in vessels under construction offset by $22.2 million related to the sale of DHT Target.

Net cash provided by financing activities for 2017 was $307.6 million comprising $254.8 million related to issuance of stock and $200.5 million related to issuance of debt offset by $23.3 million related to cash dividend paid, $107.3 million related to repayment of long term debt and $17.1 million related to repurchase of convertible senior notes.

Net cash used in financing activities for 2016 was $38.5 million comprising $66.4 million related to cash dividend paid, $2.0 million related to the purchase of treasury shares, $25.3 million related to the purchase of convertible senior notes and $164.0 million related to the repayment of long term debt offset by $219.2 million related to the issuance of long term debt.

As of December 31, 2017, our cash balance was $77.3 million, compared to $109.3 million as of December 31, 2016.

As of December 31, 2017, we had 142,417,407 shares of our common stock outstanding compared to 93,433,804 as of December 31, 2016.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

USD in thousands except per share	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	2017	2016
Reconciliation of Adjusted Net Revenue

Shipping revenues	92,244	84,374	86,335	92,100	84,891	355,052	356,010
Voyage expenses	(35,619)	(29,594)	(26,701)	(21,387)	(17,928)	(113,301)	(65,349)
Adjusted Net Revenue	56,625	54,780	59,634	70,712	66,962	241,751	290,661

Reconciliation of Adjusted EBITDA

Net income/(loss) after tax	(7,514)	(5,067)	4,836	14,346	17,830	6,602	9,260
Income tax expense/(income)	(2)	55	39	40	48	131	95
Other financial (income)/expenses	253	81	(460)	(318)	(43)	(443)	40
Fair value (gain)/loss on derivative financial instruments	(435)	(478)	(521)	(719)	(1,219)	(2,154)	(3,235)
Interest expense	10,664	10,586	9,902	8,956	9,169	40,109	35,070
Interest income	(41)	(28)	(36)	(35)	(18)	(140)	(66)
Share of profit from associated companies	(172)	(235)	(208)	(187)	(169)	(802)	(649)
(Profit)/loss, sale of vessel	3,257	-	228	55	-	3,540	(138)
Impairment charges	1,053	-	-	7,487	-	8,540	84,700
Depreciation and amortization	26,417	26,468	22,940	20,933	21,067	96,758	84,340
Adjusted EBITDA	33,479	31,382	36,720	50,559	46,665	152,141	209,415

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The company will host a conference call and webcast which will include a slide presentation at 9:00 a.m. EST/15:00 CET on Tuesday February 6, 2018 to discuss the results for the quarter.

All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 323 794 2149 within the United States, 23500296 within Norway and +44 330 336 9411 for international callers. The passcode is “DHT” or “7312918”.

The webcast which will include a slide presentation will be available on the following link:
https://edge.media-server.com/m6/p/um6v4omq and can also be accessed in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through February 13, 2018.  To access the replay, dial 1 719 457 0820 within the United States, 80019672 within Norway or +44 207 660 0134 for international callers and enter “7312918” as the pass code.

ABOUT DHT HOLDINGS, INC.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 23, 2017.

 The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Uboe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands)

	Note	December 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents		$77,292	109,295
Accounts receivable and accrued revenues	8	42,212	34,461
Prepaid expenses		3,197	3,627
Bunkers, lube oils and consumables		23,675	7,906
Asset held for sale	5	20,762	23,216
Total current assets		$167,137	178,505

Non-current assets
Vessels and time charter contracts	5	$1,444,146	1,177,521
Advances for vessels under construction	5	114,759	43,638
Other property, plant and equipment		464	661
Investment in associated company		3,992	3,412
Total non-current assets		$1,563,360	1,225,232

TOTAL ASSETS		$1,730,497	1,403,737

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		$17,427	12,378
Derivative financial liabilities		545	2,257
Current portion long term debt	4	65,053	57,521
Deferred shipping revenues		-	2,154
Total current liabilities		$83,026	74,310

Non-current liabilities
Long term debt	4	721,151	643,974
Derivative financial liabilities		-	442
Other non-current liabilities		$428	-
Total non-current liabilities		$721,579	644,416

TOTAL LIABILITIES		$804,605	718,726

Stockholders' equity
Stock	6, 7	$1,424	934
Additional paid-in capital	6, 7	1,140,794	881,097
Accumulated deficit		(222,087)	(205,195)
Translation differences		85	(108)
Other reserves		5,676	8,283
Total stockholders equity		$925,892	685,011

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$1,730,497	1,403,737

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		4Q 2017	4Q 2016	12 months 2017	12 months 2016
	Note	Oct. 1 - Dec. 31, 2017	Oct. 1 - Dec. 31, 2016	Jan. 1 - Dec. 31, 2017	Jan. 1 - Dec. 31, 2016
Shipping revenues		$92,244	84,891	$355,052	356,010

Operating expenses
Voyage expenses		(35,619)	(17,928)	(113,301)	(65,349)
Vessel operating expenses		(21,478)	(15,988)	(72,431)	(61,855)
Depreciation and amortization	5	(26,417)	(21,067)	(96,758)	(84,340)
Impairment charge	5	(1,053)	-	(8,540)	(84,700)
Profit /( loss), sale of vessel	5	(3,257)	-	(3,540)	138
General and administrative expense		(1,667)	(4,309)	(17,180)	(19,391)
Total operating expenses		$(89,491)	(59,293)	$(311,749)	(315,496)

Operating income/(loss)		$2,753	25,598	$43,303	40,514

Share of profit from associated companies		172	169	802	649
Interest income		41	18	140	66
Interest expense		(10,664)	(9,169)	(40,109)	(35,070)
Fair value gain/(loss) on derivative financial instruments		435	1,219	2,154	3,235
Other financial income/(expenses)		(253)	43	443	(40)
Profit/(loss) before tax		$(7,516)	17,877	$6,733	9,354

Income tax expense		2	(48)	(131)	(95)
Net income/(loss) after tax		$(7,514)	17,830	$6,602	9,260
Attributable to the owners of parent		$(7,514)	17,830	$6,602	9,260

Basic net income/(loss) per share		(0.05)	0.19	0.05	0.10
Diluted net income/(loss) per share		(0.05)	0.18	0.05	0.10

Weighted average number of shares (basic)		142,357,205	93,374,162	124,536,338	93,382,757
Weighted average number of shares (diluted)		142,357,205	114,046,256	124,536,338	93,389,610

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Profit/(loss) for the period		$(7,514)	17,830	$6,602	9,260

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation (loss)		(166)	(49)	(166)	(49)
Total		$(166)	(49)	$(166)	(49)
Items that may be reclassified to income statement:
Exchange gain (loss) on translation of foreign currency
denominated associate and subsidiary		53	84	193	28
Total		$53	84	$193	28

Other comprehensive income		$(114)	36	$27	(20)

Total comprehensive income for the period		$(7,627)	17,865	$6,628	9,239

Attributable to the owners of parent		$(7,627)	17,865	$6,628	9,239

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q4 2017	Q4 2016	12 months 2017	12 months 2016
	Note	Oct. 1 - Dec. 31, 2017	Oct. 1 - Dec. 31, 2016	Jan. 1 - Dec. 31, 2017	Jan. 1 - Dec. 31, 2016
CASH FLOW FROM OPERATING ACTIVITIES
Net income / (loss)		$(7,514)	17,830	$6,602	9,260

Items included in net income not affecting cash flows		32,981	22,938	117,171	180,125
Depreciation	5	26,417	21,067	96,758	84,340
Impairment charge	5	1,053	-	8,540	84,700
Amortization of debt issuance costs		1,960	1,963	7,375	7,997
(Profit) / loss, sale of vessel	5	3,257	-	3,540	(138)
Fair value (gain) / loss on derivative financial instruments		(435)	(1,219)	(2,154)	(3,235)
Compensation related to options and restricted stock		901	1,346	4,948	7,365
(Gain) / loss purchase of convertible bond		-	-	(1,035)	-
Share of profit in associated companies		(172)	(169)	(802)	(649)
Unrealized currency translation losses / (gains)		-	(50)	-	(255)
Income adjusted for non-cash items		$25,467	40,768	$123,772	189,384

Changes in operating assets and liabilities		(18,068)	(11,869)	(21,956)	4,623
Accounts receivable and accrued revenues	8	(13,128)	(7,624)	(9,869)	7,751
Prepaid expenses		624	(136)	430	(1,087)
Accounts payable and accrued expenses		(1,960)	(5,841)	5,407	(1,557)
Deferred shipping revenues		(829)	-	(2,154)	(1,422)
Bunkers, lube oils and consumables		(2,776)	1,732	(15,769)	938
Net cash provided by operating activities		$7,399	28,899	$101,816	194,008

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		218	(1,648)	(390,573)	(13,260)
Investment in vessels under construction	5	(17,251)	(1,889)	(162,456)	(222,104)
Sale of vessels		44,749	-	111,418	22,233
Investment in associated company		415	242	415	242
Investment in property, plant and equipment		(12)	(120)	(193)	(144)
Net cash provided by/(used in) investing activities		$28,118	(3,416)	$(441,390)	(213,033)

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of stock	6, 7	(179)	-	254,845	-
Cash dividends paid	7	(2,847)	(1,867)	(23,328)	(66,365)
Issuance of long term debt	4	(5)	48,482	200,452	219,248
Purchase of treasury shares	7	-	-	-	(2,031)
Purchase of convertible bonds	6	-	(21,315)	(17,104)	(25,334)
Repayment of long-term debt	4	(41,743)	(13,030)	(107,295)	(163,972)
Net cash provided by/(used in) financing activities		$(44,774)	12,270	$307,570	(38,454)

Net increase/(decrease) in cash and cash equivalents		(9,257)	37,752	(32,004)	(57,480)
Cash and cash equivalents at beginning of period		86,549	71,542	109,295	166,775
Cash and cash equivalents at end of period		$77,292	109,295	$77,292	109,295

Specification of items included in operating activities:
Interest paid		7,938	9,591	32,253	27,539
Interest received		41	18	140	66

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

			Paid-in Additional	Retained	Translation	Other	Total
	Shares	Stock	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2016	92,909,936	$929	878,236	(147,945)	(232)	6,904	737,893
Net income/(loss) after tax				9,260			9,260
Other comprehensive income				(144)	124		(20)
Total comprehensive income				9,116	124		9,239
Cash dividends declared and paid				(66,365)			(66,365)
Purchase of treasury shares	(359,831)	(4)	(2,027)				(2,031)
Purchase of convertible bonds			(1,090)				(1,090)
Compensation related to options and restricted stock	883,699	9	5,978			1,378	7,365
Balance at December 31, 2016	93,433,804	$934	881,097	(205,195)	(108)	8,283	685,011

			Paid-in Additional	Retained	Translation	Other	Total
	Shares	Stock	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2017	93,433,804	$934	881,097	(205,195)	(108)	8,283	685,011
Net income/(loss) after tax				6,602			6,602
Other comprehensive income				(166)	193		27
Total comprehensive income				6,435	193		6,628
Cash dividends declared and paid				(23,328)			(23,328)
Issuance of stock	47,724,395	477	254,367				254,845
Purchase of convertible bonds			(2,213)				(2,213)
Compensation related to options and restricted stock	1,259,208	13	7,543			(2,607)	4,948
Balance at December 31, 2017	142,417,407	$1,424	1,140,794	(222,087)	85	5,676	925,892

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2017

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on February 5, 2018 and authorized for issue on February 6, 2018.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2016. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2016 audited consolidated financial statements.

Vessels held for sale
Vessels are classified separately as held for sale as part of current assets in the statement of financial position when their carrying amount will be recovered through a sale transaction rather than continuing use. This condition is regarded as met only when the sale is highly probable, the asset is available for immediate sale in its present condition, and management is committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Vessels classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure
New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2017 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

Amendments to IFRS 10, IFRS 12 and IAS 28 Investments Entities	Applying the Consolidation Exception
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations
Amendments to IAS 1	Disclosure Initiative
Annual Improvements to IFRSs 2012-2014 Cycle

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

As of December 31, 2017, the Company had 26 vessels in operation; 6 vessels were on time charters and 20 vessels operating in the spot market.

Information about major customers:
For the period from October 1, 2017 to December 31, 2017 five customers represented $16.9 million, $12.7 million, $11.1 million, $7.7 million and $5.7 million, respectively, of the Company’s revenues. For 2017, five customers represented $48.2 million, $39.5 million, $36.1 million, $32.3 million and $18.9 million, respectively, of the Company’s revenues.

For the period from October 1, 2016 to December 31, 2016 five customers represented $16.0 million, $8.9 million, $8.6 million, $7.8 million and $6.3 million, respectively, of the Company’s revenues. For 2016, five customers represented $69.5 million, $39.5 million, $35.2 million, $30.4 million and $25.7 million, respectively, of the Company’s revenues.

Note 4 – Interest bearing debt
As of December 31, 2017, DHT had interest bearing debt totaling $786.2 million (including the $105.8 million convertible senior notes).

Scheduled debt repayments (USD million) and margin above Libor

	Q1 2018	Q2-Q4 2018	2019	2020	2021	Thereafter	Total	Margin above Libor
$141 mill. - Lion/Panther/Puma*	2.9	5.9	7.9	7.9	96.7		121.3	2.60%
$302 mill. - 7 vessels	5.0	15.0	200.2				220.2	2.50%
$90 mill. - Scandinavia/Tiger	1.6	4.9	6.6	6.6	6.6	42.9	69.3	2.19%
$49.9 mill. - Jaguar		2.6	2.6	39.0			44.2	2.25%
$88.75 mill. - Leopard	0.6	1.9	2.5	40.0			45.0	2.25%
$88.75 mill. - Cathy/Sophie	0.4	1.3	8.3				10.0	2.75%
$300 mill. - BW VLCC acquisition	12.9	12.6	16.8	16.8	16.8	109.5	185.3	2.40%
$50 mill. revolving credit facility**								2.50%
Convertible Note			105.8				105.8
Total	23.5	44.3	350.6	110.3	120.1	152.4	801.1
Unamortized upfront fees bank loans							(7.4)
Difference amortized cost/notional amount convertible note							(7.6)
Total interest bearing debt							786.2

*In addition to the scheduled installments under the ABN Amro/Nordea/DVB credit facility we are, through the first quarter 2020, required to pay quarterly installments equal to free cash flow during the preceding quarter, capped at $0.3 million per borrower per quarter. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.
**$44.7 mill. available as of December 31, 2017.  Quarterly reduction of $1.3 million.

$141 mill. – Lion/Panther/Puma
In July 2014 we entered into a credit facility with ABN Amro, Nordea and DVB as lenders and DHT Holdings, Inc. as guarantor for the financing of three VLCC newbuildings.  Borrowings bear interest at a rate equal to Libor + 2.60% and the loan is repayable in quarterly installments of $2.0 million through Q3 2021 and a final payment of $91.5 with the last installment. In addition to the scheduled instalments, each borrower shall the first three years make additional repayments of a variable amount equal to free cash flow in the prior quarter capped at $0.3 million per quarter to be applied against the balloon. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $300 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

$302 mill. – seven vessels
The credit facility is guaranteed by DHT Holdings, Inc., borrowings bear interest at a rate equal to Libor + 2.50% and are repayable in quarterly installments of $5.0 million with a final payment of $185.2 in December 2019. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $300 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

$90 mill. – Scandinavia/Tiger
In June 2015 Samco Gamma Ltd and DHT Tiger Limited entered into a credit agreement with Credit Agricole for the financing of the Samco Scandinavia and the newbuilding DHT Tiger that was delivered in January 2017.  In June 2016 we made a voluntary prepayment of $5.0 million and the financing of the Samco Scandinavia is repayable with 30 quarterly installments of $0.97 million each. The $48.7million financing of DHT Tiger was drawn in 2016 in advance of the delivery of the DHT Tiger which took place in January 2017 and is repayable in quarterly installments of $0.7 million with a final payment of $29.7 in December 2023.  The loan bears interest at Libor plus a margin of 2.1875%.  The credit agreement is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $200 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

$49.9 mill. – Jaguar
In November 2014 we entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million each from May 2016 to November 2020 and a final payment of $36.4 million in November 2020. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 130% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $300 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

$88.75 mill. – Leopard/Cathy/Sophie
In October 2015 we entered into a credit facility totaling $50.0 million with Nordea and DNB as lenders and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Leopard delivered in Q1 2016.  The full amount of the credit facility was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 20 quarterly installments of $0.625 million from March 2016 to December 2020 and a final payment of $37.5 million in December 2020. In September 2016, the four vessels financed by RBS (DHT Ann, DHT Chris, DHT Cathy and DHT Sophie) were included in the credit facility as a separate tranche totaling $40.0 million.  Borrowings under the $40.0 million tranche bear interest at a rate equal to Libor + 2.75% and are repayable in 11 quarterly installments of $2.1 million from December 2016 to June 2019 and a final payment of $17.3 million in August 2019. Subsequent to the sale of DHT Chris which was delivered to the buyers in January 2017 and the sale of the DHT Ann which was delivered to the buyers in May 2017, the credit facility is repayable in quarterly installments of $1.0 million. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $300 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

$300 mill. – BW VLCC acquisition
$204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The final $96 million is expected to be borrowed in connection with the delivery of the two VLCC newbuildings from DSME in the second quarter of 2018.  The credit facility is guaranteed by DHT Holdings, Inc., borrowings bear interest at a rate equal to Libor + 2.40%. Subsequent to the sale of the DHT Utah and DHT Utik, the current outstanding is repayable in quarterly installments of $4.2 million.  When the facility is fully drawn, the quarterly installments will be $5.4 million. The facility has final maturity in August 2023. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $300 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes due 2019
In February 2016 we repurchased $3.0 million of the convertible senior notes in the open market at a price of 99% of par and in April 2016 we repurchased $1.0 million of the convertible senior notes in the open market at a price of 99% of par.  During the fourth quarter of 2016 we repurchased $23.0 million of the convertible senior notes in the open market at an average price of 90.4% of par.  During the first quarter of 2017 we repurchased $5.0 million of the convertible senior notes in the open market at a price of 100.4% of par. During the second quarter of 2017 we repurchased $12.2 million of the convertible senior notes in the open market at a price of 98.4% of par.

Covenant compliance
As of the date of our most recent compliance certificates submitted to the banks, we are in compliance with our financial covenants.

Interest rate swaps
As of December 31, 2017, DHT has three interest rate swaps totaling $75.5 million with maturity in the second quarter of 2018.  The fixed interest rates range from 2.86% to 3.57%.  As of December 31, 2017, the fair value of the derivative financial liability related to the swaps amounted to $0.5 million.

$50 mill. revolving credit facility– Amazon/Europe
In November 2016, we entered into a secured five year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes, including security repurchases and the acquisition of ships. The financing bears interest at a rate equal to Libor + 2.50%.  Availability under the facility is reduced by $1.3 million quarterly. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
•	Value adjusted* tangible net worth of $300 million
•	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
•	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

*Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. As market value is below book value for our vessels, market value of equity was below book value of equity as of December 31, 2017 and due to the current weak market, we are of the view that there was an indication of potential impairment as of December 31, 2017. We have performed an impairment test using the “value in use” method as of December 31, 2017.

In assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off-hire time, is based on historical experience. The impairment test has been performed using an estimated weighted average cost of capital of 8.57%. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test resulted in a non-cash impairment of $0.5 million in the fourth quarter of 2017.

Cost of Vessels		Depreciation, impairment and amortization*
At January 1, 2017	$1,568,729	At January 1, 2017	$391,209
Additions	390,470	Depreciation and amortization	96,368
Transferred from		Impairment charges	500
vessels under construction	92,964	Transferred to asset held for sale	(2,017)
Transferred to asset held for sale	(23,321)	Retirement	(120,047)
Retirement **	(218,684)	At December 31, 2017	$366,012
At December 31, 2017	$1,810,158

Carrying Amount
At January 1, 2017	$1,177,521
At December 31, 2017	$1,444,146

*Accumulated numbers
**Relates to completed depreciation of drydocking for DHT China, DHT Europe and DHT Hawk and the sale of DHT Ann, DHT Phoenix, DHT Eagle and DHT Utah.

Vessels under construction
We have entered into agreements with HHI for the construction of two VLCCs with a contract price of $82.4 million each (including scrubbers). As of December 31, 2017 we have paid pre-delivery installments totaling $32.9 million for the two newbuildings to be delivered in 2018. Borrowing costs are capitalized as part of vessels under construction.

In connection with the acquisition of BW Group’s VLCC fleet, DHT novated the agreement with the shipbuilder Daewoo Shipbuilding & Marine Engineering Co., Ltd for the construction of two VLCCs. First and second installments was already paid by BW Group and the agreed purchase price was $29.9 each. As of December 31, 2017 we have paid pre-delivery installments totaling $17.4 million for the two newbuildings to be delivered in 2018. Borrowing costs are capitalized as part of vessels under construction.

Cost of vessels under construction
At January 1, 2017	$43,638
Additions	164,085
Transferred to vessels	(92,964)
At December 31, 2017	$114,759

Carrying Amount
At January 1, 2017	$43,638
At December 31, 2017	$114,759

The following table is a timeline of future expected payments and dates relating to vessels under construction as of December 31, 2017:

Vessels under construction (USDm)	December 31, 2017	January 1, 2017
Not later than one year	218.6	48.7
Later than one year and not later than three years	-	-
Later than three years and not later than five years	-	-
Total	218.6	48.7

Note 6 – Equity and Convertible Bond Offerings

Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the "Notes"). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million; hence $21.8 million of the aggregate principal amount of $150.0 million was classified as equity. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price was $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to $6.3282 effective November 27, 2017. Based on the adjusted conversion price and after adjusting for the repurchase of $44.2 million of the convertible senior notes in the open market at an average price of 94.5% of par, the total number of shares to be issued would be 16,722,923.

We have concluded that the adjustment of the conversion rate upon the payment of cash dividends does not result in an accounting entry as the liability and equity components of the instrument are not re-measured as a result of the cash dividend. This is based on the fact that we have determined that the Notes are non-derivative financial instruments that contain both liability and equity components. The financial liability is the contractual obligation to make interest and principal payments and the equity component is the right of the holders of the Notes to convert the Notes into a fixed number of the Company’s common shares. In accordance with IAS 32, the liability component was measured first and is recorded at its amortized cost over the life of the instrument. The equity component was assigned the residual amount after deducting the amount separately determined for the liability component. The equity component was recorded as part of additional paid-in capital and is never re-measured.

The determination that the conversion feature is an equity instrument (rather than a derivative liability accounted for under IAS 39) was made on the basis that there is no variability in the number of equity instruments delivered upon conversion (i.e. the exchange meets the “fixed for fixed” requirements set forth under IAS 32). In making the determination, the Company considered that the Notes contain a mechanism whereby the conversion rate of the Notes is adjusted for cash dividends paid by the Company. Although this adjustment results in variability in the number of common shares delivered, the fact that this variability serves to maintain the relative economic rights of the holders of the Notes results in no violation of the “fixed for fixed” requirement.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at December 31, 2017	142,417,407	-

Shares to be issued assuming conversion of convertible notes*	20,904,879

Numbers of shares authorized for issue at December 31, 2017	250,000,000	1,000,000
Par value	$ 0.01	$ 0.01
*assuming the maximum Fundamental Change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
In the first quarter 2017, the board established two series of preferred stock: Series C Preferred Stock and Series D Preferred Stock, the terms of which are detailed in Current Reports on Form 6-K dated January 30, 2017 and March 24, 2017, respectively.  As of December 31, 2017, no shares of Series C Preferred Stock or Series D Preferred Stock were outstanding.   Terms and rights of any other preferred shares will be established by the board when or if such shares would be issued.

Dividend payment

Dividend payment as of December 31, 2017:

Payment date	Total Payment	Per common share
December 6, 2017	$2.8 million	$0.02
August 31, 2017	$2.8 million	$0.02
May 31, 2017	$10.1 million	$0.08
February 22, 2017	$7.6 million	$0.08
Total payment as per December 31, 2017	$23.3 million	$0.20

Dividend payment as of December 31, 2016:

Payment date	Total Payment	Per common share
November 23, 2016	$1.9 million	$0.02
August 31, 2016	$21.5 million	$0.23
May 25, 2016	$23.3 million	$0.25
February 24, 2016	$19.7 million	$0.21
Total payment as per December 31, 2016	$66.4 million	$0.71

Note 8 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $42.2 million as of December 31, 2017 consists mainly of accounts receivable with no material amounts overdue.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2016 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent Events
On February 1, 2018 the Board approved a dividend of $0.02 per common share related to the fourth quarter 2017 to be paid on February 28, 2018 for shareholders of record as of February 20, 2018.